NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange (the 'NYSE' or the 'Exchange') hereby notifies the Securities and Exchange Commission (the 'Commission') of its intention to remove the 6.250% Senior Secured Notes due 2068 and the 6.375% Senior Secured Notes due 2067 ("Securities") of QVC, Inc. (the "Company") from listing and registration on the Exchange at the opening of business on May 15, 2026, pursuant to the provisions of Rule 12d2-2(b) because, in the opinion of the Exchange, the Securities are no longer suitable for continued listing and trading on the Exchange. The Exchange reached its decision that the Company is no longer suitable for listing pursuant to NYSE Listed Company Manual Section 802.01D after the Company's April 17, 2026 disclosure that on April 16, 2026, the Company, QVC Group, Inc. and certain of its U.S. subsidiaries, including QVC, Inc. have commenced voluntary Chapter 11 proceedings in the U.S. Bankruptcy Court for the Southern District of Texas. In reaching its delisting determination, NYSE Regulation notes the uncertainty as to the ultimate effect of this process on the value of the Company's Securities. On April 17, 2026, the Exchange determined that the Company's Securities should be suspended from trading and directed the preparation and filing with the Commission of this application for the removal of the Securities from listing and registration on the NYSE. The Company was notified on April 17, 2026. The Company had a right to appeal to a Committee of the Board of Directors of the Exchange to delist the Securities, provided it filed a written request for such a review with the Secretary of the Exchange within ten calendar days of receiving notice of the delisting determination. The Company did not file such request within the specified period. Consequently, all conditions precedent under SEC Rule 12d2-2(b) to the filing of this application have been satisfied.